UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:

Golub Capital BDC LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

150 South Wacker Drive, Suite 800
Chicago, Illinois 60606

Telephone number (including area code):

(312) 205-5050

Name and address of agent for service of process:

David B. Golub
Golub Capital BDC LLC
150 South Wacker Drive, Suite 800
Chicago, Illinois 60606

Check one of the following:

[x]
The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934.  Give the file number of the registration statement, or if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:

Securities Act File No. 333-163279

[ ]	The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:  _____________________________________________

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:  _______________________________

The undersigned company certifies that it is a closed-end company organized under the laws of the State of Delaware and with its principal place of business in the State of Illinois; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of New York in the State of New York on the 12th day of April, 2010.

Golub Capital BDC LLC

		By:	/s/ David B. Golub
Name: David B. Golub
Title: Chief Executive Officer
Attest:	/s/ Sean K. Coleman
Name: Sean K. Coleman
Title: Chief Financial Officer